Mercedes-Benz Auto Receivables Trust 2012-1
Investor Report

Collection Period Ended   30-Sep-2014

Amounts in USD

Dates

Collection Period No.	25			
Collection Period (from... to)	1-Sep-2014	30-Sep-2014		
Determination Date	10-Oct-2014			
Record Date	14-Oct-2014			
Distribution Date	15-Oct-2014			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2014	15-Oct-2014	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2014	15-Oct-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	450,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	450,000,000.00	254,010,967.83	223,821,318.40	30,189,649.43	67.088110	0.497381
Class A-4 Notes	146,500,000.00	146,500,000.00	146,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,546,500,000.00**	**400,510,967.83**	**370,321,318.40**	**30,189,649.43**		

Overcollateralization	47,874,327.63	55,803,101.47	55,803,101.47
Adjusted Pool Balance	1,594,374,327.63	456,314,069.30	426,124,419.87
Yield Supplement Overcollateralization Amount	56,491,714.15	15,780,400.82	14,766,571.85
Pool Balance	**1,650,866,041.78**	**472,094,470.12**	**440,890,991.72**

	Amount	Percentage
Initial Overcollateralization Amount	47,874,327.63	3.00%
Target Overcollateralization Amount	55,803,101.47	3.50%
Current Overcollateralization Amount	55,803,101.47	3.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.230000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.370000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.470000%	99,487.63	0.221084	30,289,137.06	67.309193
Class A-4 Notes	0.610000%	74,470.83	0.508333	74,470.83	0.508333
Total		**$173,958.46**		**$30,363,607.89**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	30,898,639.76	(1) Total Servicing Fee	393,412.06
Interest Collections	1,163,115.09	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	3,027.56	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	25,648.93	(3) Interest Distributable Amount Class A Notes	173,958.46
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	254.09	(6) Regular Principal Distributable Amount	30,189,649.43
Available Collections	**32,090,685.43**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**32,090,685.43**	(9) Excess Collections to Certificateholders	1,333,665.48
		Total Distribution	**32,090,685.43**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	393,412.06	393,412.06	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	173,958.46	173,958.46	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	99,487.63	99,487.63	0.00
thereof on Class A-4 Notes	74,470.83	74,470.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	173,958.46	173,958.46	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	30,189,649.43	30,189,649.43	0.00
Aggregate Principal Distributable Amount	30,189,649.43	30,189,649.43	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,985,935.82
Reserve Fund Amount - Beginning Balance	3,985,935.82
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	32.76
minus Net Investment Earnings	32.76
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,985,935.82
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	32.76
Net Investment Earnings on the Collection Account	221.33
Investment Earnings for the Collection Period	254.09

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,650,866,041.78	60,543
Pool Balance beginning of Collection Period	472.094.470.12	31.738
Principal Collections	19,915,948.27	
Principal Collections attributable to Full Pay-offs	10,982,691.49	
Principal Purchase Amounts	0.00	
Principal Gross Losses	304,838.64	
Pool Balance end of Collection Period	440,890,991.72	30,417
Pool Factor	26.71%	

	As of Cutoff Date	Current
Weighted Average APR	2.93%	2.82%
Weighted Average Number of Remaining Payments	47.48	28.14
Weighted Average Seasoning (months)	13.98	36.48

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	437,434,552.86	30,228	99.22%
31-60 Days Delinquent	2,494,068.00	145	0.57%
61-90 Days Delinquent	684,879.76	33	0.16%
91-120 Days Delinquent	277,491.10	11	0.06%
Total	440,890,991.72	30,417	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	304,838.64
Principal Net Liquidation Proceeds	2,727.76
Principal Recoveries	25,518.81
Principal Net Losses	276,592.07
Cumulative Principal Net Losses	3,055,697.53
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.185%